Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

August 13, 2021

Re:	Grayscale Digital Large Cap Fund LLC
Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 28, 2021
File No. 000-56284

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Justin Dobbie
Dana Brown
John Spitz
Becky Chow

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the manager (the “Manager”) of Grayscale Digital Large Cap Fund LLC (the “Fund”), this letter sets forth the Manager’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 3, 2021 on Amendment No. 1 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Fund’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Manager has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Amendment No. 1 to Registration Statement on Form 10-12G

Key Operating Metrics, page 2

1.

We note your response to our prior comment 4. Please revise the table to show the fund composition as of the most recent practicable date, reflecting all digital assets that are currently in the fund. In addition, please disclose the applicable Digital Asset Reference Rates as of the dates shown.

The Manager has revised the disclosure on pages 3 and 4 in response to the Staff’s comment.

2.

We note your response to our prior comment 5. Please revise your disclosure to explain why you do not currently expect to take any Forked Assets you hold into account for purposes of determining Digital Asset Holdings, Digital Asset Holdings per Share, NAV or NAV per share.

The Manager has revised the disclosure on page 4 in response to the Staff’s comment.

Fund Construction Criteria, page 7

3.	We note your response to our prior comment 6. Please address the following:

•	In your discussion of the removal of existing fund components, define “all digital assets” and explain how you determine the composition and market cap of all digital assets;

The Manager has revised the disclosure on pages 8 and 53 in response to the Staff’s comment.

•	In your discussion of the inclusion of new fund components, describe the “guidelines of the Reference Rate Provider” that an exchange must meet for the purpose described in the discussion; and

The Manager has revised the disclosure on page 8 in response to the Staff’s comment.

•

Revise the second paragraph in the section “Inclusion of New Fund Components” here and on page 85 to explain separately the circumstances under which the fund might hold fewer than five Fund Components and the circumstances under which the fund might hold more than five Fund Components.

The Manager has revised the disclosure on pages 9 and 91 in response to the Staff’s comment.

The trading prices of many digital assets, including the Fund Components, have experienced extreme volatility, page 14

4.

We note your response to our prior comment 12. Please update the quantitative and graphical disclosure in the section “Historical Fund Component Prices” to reflect the decline in digital asset prices that began in May 2021 and to reflect every digital asset that is currently in your fund.

The Manager has revised the disclosure on pages 78-85 in response to the Staff’s comment.

The lack of full insurance and shareholders’ limited rights of legal recourse, page 34

5.

We note your response to our prior comment 14. Please revise the statement on page 34 that to the extent the Cold Storage Threshold is met and not reduced within five business days, “the Fund would not have a claim against the Custodian with respect to U.S. dollar value of the digital assets held in such address” to clarify that this limitation only applies to the amount of digital assets that exceed the Cold Storage Threshold, if appropriate.

The Manager has revised the disclosure on pages 36 and 134 in response to the Staff’s comment.

6.	We note your response to our prior comment 33. Please revise to disclose the amount of capital reserves that the Custodian maintains, as of the most recent practicable date.

The Manager advises the Staff that the capital reserve requirements, as well as the actual capital reserves maintained by the Custodian, represent confidential and proprietary information that the Custodian does not provide to the Sponsor. The Custodian is subject to oversight by the New York Department of Financial Services (NY DFS), and has advised the Manager that it is required to at all times meet its capital

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reserve requirements pursuant to its supervisory agreement with NY DFS. The disclosures added in response to the Staff’s prior comment 33 are included on page 36 within the risk factor titled “The lack of full insurance and shareholders’ limited rights of legal recourse against the Fund, Manager, Transfer Agent and Custodian expose the Fund and its shareholders to the risk of loss of the Fund’s digital assets for which no person or entity is liable” such that investors are aware of the risk of loss under certain circumstances where digital assets are lost and the Fund has limited recourse against the Custodian.

The LLC Agreement includes provisions that limit shareholders’ voting rights, page 35

7.

We note your response to our prior comment 15. Please revise this risk factor to include the discussion regarding the uncertainty as to enforceability of the Derivative Actions provision of your LLC Agreement under the laws of the Cayman Islands that you included in your response letter.

The Manager has revised the disclosure on page 37 in response to the Staff’s comment.

Regulatory changes or actions in foreign jurisdictions, page 39

8.	Please revise this risk factor and the Government Oversight discussion on page 140 to discuss actions that the Chinese government has taken with respect to digital assets since May 2021.

The Manager has revised the disclosure on pages 41-42 and 148 in response to the Staff’s comment.

Composition of the Digital Asset Market, page 50

9.

We note your response to our prior comment 20. Please revise to quantify the total digital asset market capitalization, your coverage ratio and the portfolio weighting of each of the digital assets you hold as of a date that reflects the inclusion of all five digital assets currently held and the digital asset price decline that occurred in May 2021.

The Manager has revised the disclosure on pages 53-54 in response to the Staff’s comment.

Digital Asset Exchange Public Market Data, page 57

10.	Please reconcile your statement on page 59 that “[i]n 2017, the Fund removed two then-Constituent Exchanges—OKCoin and Bitfinex” with the fact that the inception date of the fund was January 25, 2018.

The Manager has revised the disclosure on page 62, to clarify that the Reference Rate Provider removed the then-Constituent Exchanges.

Reference Rate Provider Digital Asset Reference Rates, page 59

11.

We note your response to our prior comment 23. Please tell us why, if true, you will not inform investors of a material change to the calculation methodology for a Digital Asset Reference Rate or a material change to the Constituent Exchanges by filing a current report. In that regard we note on page 61 that shareholders will only be notified of any changes to the Digital Asset Reference Rates in the Fund’s periodic reports unless such change results from an amendment to the Index License Agreement and that the Reference Rate Provider is not required to publicize or explain the addition or removal of Constituent Exchanges or to alert the Manager to such changes.

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The Manager has revised the disclosure on page 64 in response to the Staff’s comment.

Weighting & Adjustments, page 61

12.

We note your response to our prior comment 24. Please provide a representative example as of a recent date that demonstrates the weighting of the applicable exchanges and illustrates how the Digital Asset Reference Rate is calculated. Please also confirm that you have provided a materially complete description of the Digital Asset Reference Rate methodology.

The Manager has revised the disclosure on page 65 in response to the Staff’s comment. The Reference Rate Provider has advised the Manager that disclosing a detailed representative example as of a recent date may risk the publication of its proprietary algorithmic methodology. Therefore, the Manager advises the Staff that, upon consultation with the Reference Rate Provider, it has included an illustrative example as to how each prong of its Digital Asset Reference Rate algorithm may impact the weighting of the applicable exchanges and that illustrates how the Digital Asset Reference Rate is calculated. The Manager confirms to the Staff that the disclosure contains a materially complete description of the Digital Asset Reference Rate methodology.

Inclusion of New Fund Components, page 84

13.

We note your response to our prior comment 9. Please revise your disclosure to clarify whether or not digital assets that are pegged to a fiat currency are eligible for inclusion as a fund component. If not, please clarify which digital assets have been excluded for that reason. Please also revise your disclosure on page 86 to explain why your authorized participant does not have the ability to trade or otherwise support the three digital assets identified in the illustrative example.

The Manager has revised the disclosure on pages 9 and 92-93 in response to the Staff’s comment.

Rebalancing, page 88

14.

We note your response to our prior comment 26. Please revise the Rebalancing discussion on page 88 and the Forked Assets discussion on page 86 to state whether there are any constraints, procedures or guidelines for selecting the Digital Asset Markets through which the fund will transact during rebalancing and when selling forked assets. In addition, define the term Digital Asset Markets where first used in the registration statement.

The Manager has revised the disclosure on pages 2 and 95-96 in response to the Staff’s comment.

General

15.

We note your response to our prior comment 1. Please revise your fund construction and risk factor disclosure to clarify, if true, that the Manager may determine to continue to hold a digital asset even if it determines that such digital asset is, or may be, a security. Please also revise to describe the process conducted by the Manager to determine whether or not a digital asset is a security, including the roles of the Coinbase framework and input from outside counsel. In addition, please revise to disclose, if accurate, that the legal test to determine whether an asset is a security is different from the analysis performed by the Manager, which is not a legal standard and only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.

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The Manager has revised the disclosure on pages 8, 40 and 91-92 in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

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